Exhibit 12


    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges

                                            Millions of Dollars
                                         ------------------------
                                         Six Months Ended June 30
                                         ------------------------
                                           2000              1999
                                         ------------------------
                                                (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes             $1,430               283
  Distributions less than equity in
    earnings of fifty-percent-or-less-
    owned companies                         (53)               (5)
  Fixed charges, excluding capitalized
    interest*                               219               198
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                                         $1,596               476
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest       $  160               140
  Capitalized interest                       57                21
  Preferred dividend requirements of
    capital trusts                           26                26
  Interest portion of rental expense         24                23
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                                         $  267               210
=================================================================
Ratio of Earnings to Fixed Charges          6.0               2.3
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*Includes amortization of capitalized interest totaling
 approximately $9 million in both 1999 and 1998.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned fifty percent or less that have debt for which the company is contingently liable.
Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense included a minimal amount of interest related to the LTSSP borrowing in both the first six months of 2000 and 1999.


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